EXHIBIT 99.1

China Xiniya Fashion Limited Announces ADS-to-Share Ratio Change

Xiamen, China, November 28, 2014 /PRNewswire/--China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE: XNY), a leading provider of men’s business casual apparel in China,, today announced that it will change the ratio of its American depositary shares ("ADSs") to ordinary shares, par value $0.00005 per share (“Shares”) from 1:4 to 1:16 (the “Ratio Change”). The effective date of the Ratio Change is expected to be on December 17, 2014.

Pursuant to the Ratio Change, the record holders of the Company's ADS as of the effective date will be entitled to receive one (1) new ADS, each representing sixteen (16) Shares, in exchange for every four (4) current ADSs held by them. No new Shares will be issued in connection with the Ratio Change. Deutsche Bank Trust Company Americas will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally. The Company can give no assurance, however, that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors. Its products are sold to consumers at over 1,200 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Mobile +86 136 5593 9932 in China

Email: ngcheejiong@xiniya.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004 in U.S.A.

Email: lbergkamp@ChristensenIR.com

Mr. Christian Arnell

Telephone +86 10 5900-1548 in Beijing

email: carnell@christensenir.com